UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.:1*


Name of Issuer:  First Union Corporation


Title of Class of Securities:  Common Stock


CUSIP Number:  33735810-5



Check the following line if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  33735810-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Janus Capital Corporation
          EIN #84-0765359

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               1,834,325

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               1,834,325

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,834,325 **

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          1.1%

12.  TYPE OF REPORTING PERSON
          IA, CO

**   See Item 4 of this filing

CUSIP No.:  33735810-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Kansas City Southern Industries, Inc.
          EIN #44-0663509

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               -0-

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,325 ** Excludes shares that may be beneficially owned by Janus Capital corporation as to which beneficial ownership is disclaimed.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          -0-

12.  TYPE OF REPORTING PERSON
          HC, CO

**   See Item 4 of this filing

CUSIP No.:  33735810-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas H. Bailey
          SS ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               1,834,325

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               1,834,325

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,834,325  **

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          1.1%

12.  TYPE OF REPORTING PERSON
          IN

**   See Item 4 of this filing

Item 1.

     (a). Name of Issuer:  First Union Corporation
                          ("First Union")

     (b). Address of Issuer's Principal Executive Offices:

          One First Union Center
          Charlotte, NC 28288-0575

Item 2.

(a).(b).  Name and Principal Business Address of Persons Filing:

          (1)  Janus Capital Corporation ("Janus Capital")
               100 Fillmore Street, Suite 300
               Denver, Colorado  80206-4923

          (2)  Kansas City Southern Industries, Inc. ("KCSI")
               114 West 11th Street
               Kansas City, Missouri  64105

          (3)  Thomas H. Bailey ("Mr. Bailey")
               100 Fillmore Street, Suite 300
               Denver, Colorado  80206-4923

     (c). Citizenship:  Janus Capital - Colorado
                        KCSI - Delaware
                        Mr. Bailey - USA

     (d). Title of Class of Securities:  Common Stock

     (e). CUSIP Number:  33735810-5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a). Broker or Dealer registered under Section 15 of the Act
     (b).      Bank as defined in Section 3(a)(6) of the Act

     (c).      Insurance Company as defined in Section 3(a)(19)
               of the Act
     (d).      Investment Company registered under Section 8 of
               the Investment Company Act
     (e).  X   Investment Adviser registered under Section 203
               of the Investment Advisers Act of 1940

     (f).      Employee Benefit Plan, Pension Fund which is
               subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see Section 240.13d-1(b)(ii)(F)
     (g).  X   Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h).      Group, in accordance with Section
               240.13(d)-1(b)(1)(ii)(H)

     KCSI owns approximately 81% and Mr. Bailey owns approximately 17.6% of Janus Capital (which is a registered investment adviser). KCSI is filing this joint statement solely as a result of such stock ownership which may be deemed to give it the ability to exert control over Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital.


Item 4.   Ownership

     (a). Amount Beneficially Owned:

          KCSI and Mr. Bailey do not own of record any shares of First Union Common Stock, they have not engaged in any transaction in First Union Common Stock, and they do not exercise any voting or investment power over shares of First Union Common Stock. However, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to First Union Common Stock held by Janus Capital's individual, institutional and mutual fund clients, as a result of his position as Chairman of the Board and President of Janus Capital. All shares reported herein have been acquired by such clients, and KCSI and Mr. Bailey specifically disclaim beneficial ownership over any shares of First Union Common Stock that they or Janus Capital may be deemed to beneficially own.

          Janus Capital is a registered investment adviser which furnishes investment advice to individual and institutional clients ("Separately Managed Accounts"), to Janus Investment Fund ("JIF"), series of which include Janus Fund and Janus Worldwide Fund and to Janus Aspen Series ("Aspen"), one series of which is

          Janus Aspen Series - Worldwide Growth Portfolio ("Aspen Worldwide"). JIF and Aspen are open-end management investment companies registered under the Investment Company Act of 1940 (the "1940 Act").

          As a result of its role as investment adviser or sub-adviser to the Janus Funds, Aspen Worldwide, and to the Separately Managed Accounts, Janus Capital may be deemed to be the beneficial owner of the shares of First Union Common Stock held by such funds and accounts. In addition, due to his position as Chairman of the Board and President of Janus Capital, Mr. Bailey may be deemed to share beneficial ownership over such shares of First Union Common Stock.
          However, Janus Capital and Mr. Bailey disclaim such ownership.

          Accordingly, the filing of this statement shall not be construed as an admission that KCSI, Mr. Bailey or Janus Capital are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

          Janus Fund                               1,736,100
          Janus Worldwide Fund                        89,625
          Aspen Worldwide                              5,000
          Separately Managed Accounts                  3,600
               Total                               1,834,325

     (b). Percent of Class:

          Janus Fund                                     .8%
          Janus Worldwide Fund                           .1%
          Aspen Worldwide                                .1%
          Separately Managed Accounts                    .1%
               Total                                    1.1%

     (c). Number of shares as to which such person has:

            (i). sole power to vote or
                 to direct the vote                        0

           (ii). shared power to vote or
                 to direct the vote

                 Janus Fund                        1,736,100
                 Janus Worldwide Fund                 89,625
                 Aspen Worldwide                       5,000
                 Separately Managed Accounts           3,600
                      Total                        1,834,325

          (iii). sole power to dispose or to
                 direct the disposition of                 0

           (iv). shared power to dispose or to
                 direct the disposition of

                 Janus Fund                        1,736,100
                 Janus Worldwide Fund                 89,625
                 Aspen Worldwide                       5,000
                 Separately Managed Accounts           3,600
                      Total                        1,834,325


Item 5.   Ownership of Five Percent or Less of a Class

          [X]


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          N/A

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

          KCSI is the majority owner of Janus Capital, a registered investment adviser and joint filer of this statement.


Item 8.   Identification and Classification of Members of the
          Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



JANUS CAPITAL CORPORATION


By  /s/  David C. Tucker                          2/11/94
   David C. Tucker, Vice President                  Date




KANSAS CITY SOUTHERN INDUSTRIES, INC.


By  /s/  David C. Tucker                           2/11/94
   David C. Tucker                                  Date

   Under Power of Attorney dated 2/10/94
   On File with Schedule 13G for
   Navigators Group, Inc. 2/11/94



THOMAS H. BAILEY


By  /s/  David C. Tucker                          2/11/94
   David C. Tucker                                  Date

   Under Power of Attorney dated 2/10/94
   On File with Schedule 13G for
   Navigators Group, Inc. 2/11/94

                                                      EXHIBIT A



JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of First Union Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 11th day of February , 1994.



               JANUS CAPITAL CORPORATION


               By  /s/  David C. Tucker
                  David C. Tucker, Vice President



               KANSAS CITY SOUTHERN INDUSTRIES, INC.


               By  /s/  David C. Tucker
                  David C. Tucker

                  Under Power of Attorney dated 2/10/94
                  On File with Schedule 13G for
                  Navigators Group, Inc. 2/11/94



               THOMAS H. BAILEY


               By  /s/  David C. Tucker
                  David C. Tucker

                  Under Power of Attorney dated 2/10/94
                  On File with Schedule 13G for
                  Navigators Group, Inc. 2/11/94